UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2016

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2016

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager, Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Introduction of a Performance-Based Stock Compensation Plan for Directors and Other Executives

Tokyo, May 16, 2016 — Mitsubishi UFJ Financial Group, Inc. (MUFG) has announced that, at the Compensation Committee’s meeting held today, MUFG resolved to introduce a performance-based stock compensation plan using a trust structure (“the Plan”), as a new incentive plan, for directors, corporate executive officers, executive officers, and senior fellows (Outside directors and directors serving as audit committee members are excluded. Hereinafter these eligible directors and other executives are collectively referred to as “Directors, etc.”) of MUFG and four core companies of the MUFG Group (The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holdings Co., Ltd., and Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (These four companies are collectively referred to as the “Core Business Companies.” MUFG and the Core Business Companies are collectively referred to as the “Covered Companies.”)).

1. Purpose, etc. of the Introduction of the Plan

(1)	MUFG has implemented a stock option plan as a share-based compensation plan for Directors, etc. of the Covered Companies. However, MUFG proposes to abolish this stock option plan and introduce the Plan using a trust structure in order to prevent excessive risk-taking and raise motivation to contribute to both short-term and medium- to long-term improvement of financial results, thereby enabling sustainable growth and medium- to long-term enhancement of the enterprise value of the MUFG Group. The Plan is designed to incentivize group-wide management that focuses more on the medium- to long-term improvement of financial results and stock price by linking part of compensation to the targets of the medium-term business plan of MUFG, aiming to share common interest with our shareholders from the medium- to long-term perspective.

(2)	MUFG will introduce the Plan using a structure called a Board Incentive Plan (a “BIP Trust”). A BIP Trust, which is designed based on performance share plans and restricted stock plans in the U.S., is an executive incentive plan under which shares of MUFG acquired by the BIP Trust are granted to the Directors, etc. of the Covered Companies based on, among others, their rank and the degree to which they have attained performance targets for the medium-term business plan.

(3)	The introduction of the Plan was resolved today by the Compensation Committee which is chaired by an outside director and outside directors constitute a majority of its members. The Compensation Committee evaluates, among others, the appropriateness of performance targets and the degree to which they have been attained in a fair manner and ensures the transparency and objectivity of the decision-making process and results pertaining to executive compensation plans.

2. Structure of the BIP Trust

1	The Compensation Committee of MUFG will pass a resolution approving the introduction of the Plan and executive compensation. The general meeting of shareholders of each Core Business Company will pass a resolution approving the introduction of the Plan and executive compensation.
2	The Compensation Committee or the Board of Directors, as applicable, of each Covered Company will establish Share Delivery Rules concerning executive compensation in relation to the implementation of the Plan.
3	Each Core Business Company will contribute money to MUFG within the limit approved by the resolution of the general meeting of shareholders referred to in 1 above. MUFG (Settlor) will establish the following two trusts whose beneficiaries are Directors, etc. of the Covered Companies satisfying certain beneficiary requirements by entrusting money within the limit approved by the resolution of the Compensation Committee referred to in 1 above together with the money contributed by the Core Business Companies to the trust bank (Trustee):

•	A trust that grants shares to said Directors, etc. upon their resignation (“Trust I”); and

•	A trust that grants shares to said Directors, etc. at the expiration of the Plan Period (as defined in 3. (2) below) (“Trust II”).

4	The Trustee of Trust I and Trust II (“Trusts”) will acquire shares of MUFG in the stock market using the money contributed in 3 above in accordance with the instructions of the Trust Caretaker. Shares of MUFG in the Trusts will be managed in separate accounts for each Covered Company based on the amount of money contributed by each Covered Company.

5	Dividends on the shares in the Trusts will be paid in the same manner as those on other shares of MUFG.
6	The voting rights of shares of MUFG in the Trusts will not be exercised during the trust period.
7	During the trust period, certain points are awarded to beneficiaries in accordance with the Share Delivery Rules of each Covered Company. Beneficiaries will receive the delivery of shares of MUFG in the number corresponding to a certain percentage of these points and the provision of money equivalent to the liquidation value of the shares of MUFG corresponding to the remaining points after they are liquidated within the Trusts in accordance with the provisions of the trust agreement. Dividends arising from shares of MUFG will also be distributed to the beneficiaries on the number of the points or the beneficial interest of each beneficiary.
8	In cases where there are residual shares at the expiration of the trust period due to, for example, underachievement of performance targets, MUFG plans to either continue to use the Trusts as an incentive plan similar to the Plan by way of the modification of the trust agreement and additional entrustment or, in cases where MUFG does not continue to use the Trusts, acquire the residual shares without consideration through a gratis transfer from the Trusts and cancel them by a resolution of the Board of Directors.
In cases where there no longer are any shares of MUFG remaining in a Trust during the trust period due to the delivery of shares of MUFG to beneficiaries, the Trust shall be terminated before the expiration of the trust period.
9	Any residual property remaining at the termination of the Trusts after all required distributions to beneficiaries will be attributable to MUFG within the limit of the trust expense reserve, which is calculated by deducting the funds to acquire shares from the trust money. Any residual property in excess of the trust expense reserve will be donated to an organization in which the Covered Companies and the Directors, etc. of the Covered Companies do not have any interest.

3. Content of the Plan

(1)	Outline of the Plan

The Plan is an incentive plan covering three fiscal years corresponding to the medium-term business plan of MUFG (“Plan Period”; however, the first Plan Period is a two-year period consisting of the fiscal year ending March 31, 2017 and the fiscal year ending March 31, 2018) under which shares of MUFG and money equivalent to the liquidation value of shares of MUFG (“MUFG Shares, etc.”), together with dividends arising from the shares of MUFG, are delivered and/or provided (“Delivery, etc.”) as executive compensation based on, among others, rank and the degree to which performance targets have been attained. The Plan will establish two types of trusts. Trust I will deliver shares to Directors, etc. upon their resignation and Trust II will do so at the expiration of the Plan Period.

(2)	Plan Period of the Trusts and upper limit of the amount of compensation

For each period consisting of Plan Period, each Covered Company will contribute money in the amount equivalent to the upper limit set forth below as compensation for Directors, etc., to establish the Trusts with a trust period of three years, the beneficiaries of which are Directors, etc. satisfying certain beneficiary requirements. However, as MUFG is currently implementing a medium-term business plan covering the three fiscal years starting with the fiscal year ending March 31, 2016, and ending with the fiscal year ending March 31, 2018, the first Plan Period will be a two-year period consisting of the fiscal year ending March 31, 2017 and the fiscal year ending March 31, 2018, to ensure correspondence between the period of the medium-term business plan and the Plan Period, and for the first Plan Period, each Covered Company will contribute money in the amount equivalent to the upper limit set forth below as compensation for Directors, etc., to establish the Trusts with a trust period of two years, the beneficiaries of which are Directors, etc. satisfying certain beneficiary requirements. The amount of trust money to be contributed to the Trusts is calculated in consideration of the balance with annual compensation and bonuses, as well as the degree of performance linkage under the Plan and after adding trust fees and expenses.

The number of shares of MUFG (including the shares of MUFG for which money equivalent to the liquidation value thereof will be provided) to be delivered to Directors, etc. by the Trusts during the trust period shall not exceed the number obtained by dividing the upper limit amount established for each Covered Company by the average share acquisition cost per share of the Trusts (in cases where the trust period is extended as prescribed below, the average per-share acquisition cost of shares of MUFG that are acquired after the extension) (any fraction less than one shall be rounded down).

1	MUFG

The upper limit of the amount of trust money to be contributed to Trust I: 1.1 billion yen (0.7 billion yen for the trust established initially) (*1)

The upper limit of the amount of trust money to be contributed to Trust II: 2.4 billion yen (1.6 billion yen for the trust established initially) (*1)

2	Core Business Companies (in total for the four companies)

The upper limit of the amount of trust money to be contributed to Trust I: 5.2 billion yen (3.3 billion yen for the trust established initially) (*1)

The upper limit of the amount of trust money to be contributed to Trust II: 7.1 billion yen (4.6 billion yen for the trust established initially) (*1)

At the expiration of the trust period, the Trusts may be continued by way of the modification of the trust agreement and additional entrustment. In cases where the Trusts are not continued at the expiration of the trust period, if there are incumbent Directors, etc. who may satisfy the beneficiary requirements as of that time, the trust period of Trust I may be extended until said Directors, etc. resign from office and the Delivery, etc. of MUFG Shares, etc. is completed. In this case, the period of extension shall not exceed 10 years.

(3)	Eligibility under the Plan (beneficiary requirements)

Subject to the satisfaction of the following beneficiary requirements, the Directors, etc. of the Covered Companies (“Eligible Directors, etc.”) will be entitled to the Delivery, etc. of MUFG Shares, etc. by the Trusts in the number corresponding to the number of Cumulative Points (as defined in (4) below).

1	Trust I

A.	A person who is in office as Director, etc. of a Covered Company during the Plan Period (*2)(*3);

B.	A person who has resigned from the office of Director, etc. of a Covered Company (*3);

C.	A person who has not committed any of the specified misconduct; and

D.	A person who satisfies other requirements deemed necessary to achieve the aim of the Plan as a stock compensation plan.

2	Trust II

A, C, and D above.

(4)	MUFG Shares, etc. delivered to Eligible Directors, etc.

1	Trust I

The number of MUFG Shares, etc. to be delivered and provided by Trust I to Eligible Directors, etc. will be determined based on points assigned to each rank in advance (“Rank Points”) and points awarded when one is promoted to a higher rank (“Promotion Points”). Both Rank Points and Promotion Points are awarded each month during the Plan period and Directors, etc. will, upon resignation, be entitled to the Delivery, etc. of MUFG Shares, etc. based on the value of their accumulated points (“Cumulative Points”). One point corresponds to one share of MUFG (*4).

2	Trust II

The number of MUFG Shares, etc. to be delivered and provided by Trust II to Eligible Directors, etc. will be determined based on points awarded in accordance with single-year financial results (“Single-Year Points”) and points awarded in accordance with the degree to which the medium-term business plan has been achieved (“Medium- to Long-term Points”). Single-Year Points and Medium- to Long-term Points are awarded each month during the Plan Period in accordance with the points assigned to each rank in advance. Single-Year Points are added or subtracted at the end of each fiscal year and Medium- to Long-term Points at the end of the Plan Period to adjust the number of Cumulative Points based on the financial results for each period. MUFG Shares, etc. are delivered and/or provided based on the number of Cumulative Points around July immediately following the last day of the Plan Period. One point corresponds to one share of MUFG (*4).

The performance factor ranges from 0 to 150% based on the degree of attainment of performance targets, which is evaluated using such indicators as consolidated net business profits, profits attributable to owners of parent, market capitalization, and EPS (earnings per share), etc. of MUFG.

(5)	Method and timing of the Delivery, etc. of MUFG Shares, etc.

1	Trust I

Eligible Directors, etc. who have satisfied the beneficiary requirements are entitled to the delivery of a certain percentage of shares of MUFG in a number corresponding to the number of Cumulative Points at their resignation as Directors, etc. of the Covered Companies and the provision of money equivalent to the liquidation value of the remaining shares of MUFG after they are liquidated within the Trust. (*2)(*3)

2	Trust II

Eligible Directors, etc. who have satisfied the beneficiary requirements are entitled to the delivery of a certain percentage of shares of MUFG in a number corresponding to the number of Cumulative Points around July immediately following the last day of each Plan Period (for the Trusts established initially, around July 2018) and the provision of money equivalent to the liquidation value of the remaining shares of MUFG after they are liquidated within the Trust. (*2)(*3)

(6)	Method of acquiring shares of MUFG by the Trusts

The Trusts will acquire shares of MUFG in the stock market within the upper limit of the amount of funds to acquire shares of each Covered Company set forth in (2) above.

(7)	Exercise of voting rights pertaining to shares of MUFG in the Trusts

Voting rights of shares of MUFG in the Trusts (those that remain in the Trusts before they are delivered to the Directors, etc. of the Covered Companies in accordance with (5) above) will not be exercised during the trust period to ensure neutrality to company management.

(8)	Treatment at the expiration of the trust period

In cases where there are residual shares at the expiration of the trust period due to, for example, underachievement of performance targets, if a proposal for the continuation of the Plan is submitted to and approved by the Compensation Committee, etc. scheduled after the end of the Plan Period, MUFG may continue the Trusts by way of the modification of the trust agreement and additional entrustment within the limit approved by the Compensation Committee, etc., rather than establish new trusts. If the Trusts are terminated at the expiration of the trust period, MUFG plans to acquire the residual shares without consideration through a gratis transfer from the Trusts and cancel them by a resolution of the Board of Directors as a return of earnings to shareholders.

(*1)	The total amount of the funds for the acquisition of shares by the Trusts during the trust period and trust fees and expenses.
(*2)	In cases where an Eligible Director, etc. is to leave Japan due to overseas assignment in or after July 2016, he or she will receive from the Trusts, promptly after the decision on the overseas assignment, the provision of money equivalent to the liquidation value of the shares of MUFG in the number corresponding to the number of the Cumulative Points that have been awarded before the overseas assignment.
(*3)	In cases where an Eligible Director, etc. has resigned from office due to his or her death or has passed away after his or her resignation in or after July 2016, his or her heir will receive from the Trusts, promptly after his or her death, the provision of money equivalent to the liquidation value of the shares of MUFG in the number corresponding to the number of the Cumulative Points that have been awarded while he or she was an incumbent Eligible Director, etc.
(*4)	If the number of the shares of MUFG belonging to the Trusts has increased or decreased due to a stock split, gratis allotment of shares, reverse stock split, etc., the number of shares of MUFG to be delivered and/or provided for one point will be adjusted.

*            *             *

Contact:

Mitsubishi UFJ Financial Group

Corporate Communications Division

Media Relations Office

81-3-3240-7651

(Reference)

[Outline of the trust agreement]

	Trust I	Trust II
1 Trust type	An individually-operated designated trust of cash other than cash trust (third party benefit trust)
2 Trust purpose	Providing incentives to Directors, etc. of the Covered Companies
3 Settlor	MUFG
4 Trustee	Mitsubishi UFJ Trust and Banking Corporation (Co-trustee: The Master Trust Bank of Japan, Ltd.)
5 Beneficiaries	Directors, etc. of the Covered Companies satisfying the beneficiary requirements
6 Trust Caretaker	A third party that does not have any interest in the Covered Companies (certified public accountant)
7 Trust agreement date	May 17, 2016 (planned)
8 Trust period	From May 17, 2016 (planned) to August 31, 2018 (planned)
9 Plan start date	July 1, 2016 (planned)
10 Exercise of voting rights	No exercise
11 Type of acquired shares	Ordinary shares of MUFG
12 Amount of trust money	Approximately 4.0 billion yen (planned) (including trust fees and expenses)	Approximately 6.2 billion yen (planned) (same as the column on the left)
13 Timing of acquisition of shares	From May 18, 2016 (planned) to June 17, 2016 (planned)
14 Method of acquisition of shares	Acquisition in the stock market
15 Holder of a vested right	MUFG
16 Residual property	Residual property that can be received by MUFG, which is the holder of a vested right, shall be within the limit of the trust expense reserve calculated by deducting the cost for acquiring the shares from the Trust from trust money.

[Trust/share-related administration]

1 Trust-related administration:	Mitsubishi UFJ Trust and Banking Corporation, which will be the trustee of the Trusts, will perform trust-related administrative tasks.

2 Share-related administration:	Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. will perform administrative tasks necessary for the delivery of shares of MUFG to the beneficiaries based on an administration service agreement.